For immediate release
                                                              February 6, 2007

               Toyota Announces Third Quarter Financial Results
       Net Revenues, Operating Income and Net Income Reach New Records
                            for the third quarter
 (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the third quarter ended December 31, 2006.

On a consolidated basis, net revenues for the period totaled 6.15 trillion yen, an increase of 15.2 percent compared to the same period last year. Operating income increased 19.2 percent to 574.7 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was
615.9 billion yen. Net income increased 7.3 percent to 426.7 billion yen.

Positive contributions to operating income totaled 170.0 billion yen, consisting of 120.0 billion yen from marketing efforts, 30.0 billion yen from the effects of changes in foreign exchange rates and 20.0 billion yen from cost reduction efforts. Negative factors totaled 77.5 billion yen, including an increase in R&D expenses of 21.6 billion yen.

Commenting on the results, TMC Senior Managing Director Takeshi Suzuki said, "As for the third quarter consolidated results, Toyota posted record results in net revenues, operating income and net income. We believe our company wide efforts have contributed to these results."

Consolidated vehicle sales for the period reached 2.155 million, an increase of 175 thousand units over the same period last year.

In Japan, vehicle sales decreased by 30 thousand over the same period last year, to 541 thousand units. While sales of certain existing models declined, sales of redesigned models such as the Corolla and Estima and new models such as the Auris and Lexus LS were favorable. Toyota's market share excluding mini-vehicles grew by 1.3 percent compared with the same period last year, to 47.5 percent. Operating income from Japanese operations increased by 102.4 billion yen over the same period last year, to 383.5 billion yen, mainly due to an increase in production volume and exports.

In North America, vehicle sales reached 764 thousand, an increase of 121 thousand units, due to strong sales of redesigned models such as the RAV4, Camry and Yaris and the new model FJ Cruiser. Operating income decreased by 28.7 billion yen, to 99.1 billion yen. This is mainly due to temporary expenses such as costs associated with the start up of the Texas plant.

In Europe, led by strong sales of compact models such as the Yaris, vehicle sales increased by 60 thousand, to 306 thousand units. Operating income from European operations increased by 8.2 billion yen, to 34.8 billion yen. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

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In Asia,  sales decreased by 13 thousand,  to 204 thousand units, as a result of weakened market conditions in Indonesia and Taiwan. Operating income from Asian operations decreased by 10.5 billion yen, to 28.1 billion yen, as a result of decreases in both production and sales volume.

In other regions, including Central and South America, Oceania and Africa, vehicle sales increased to 340 thousand units, an increase of 37 thousand, due to continuing popularity of the IMV series in Central and South America and the Camry in Oceania. Operating income in these regions increased by 16.3 billion yen, to 31.0 billion yen.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2007 will be 8.470 million units, which is unchanged from TMC's forecast announced in November 2006. Consolidated revenues and earnings forecast for the fiscal year also remain unchanged, with consolidated net revenues of
23.2 trillion yen, operating income of 2.20 trillion yen and net income of 1.55 trillion yen. Foreign exchange rate assumptions for the full year are now 116 yen against US dollar and 147 yen against Euro, based on the actual rates in first three quarters.


(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)


Cautionary Statement with Respect to Forward-Looking Statements

       This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;
       (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

       A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.



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